SUN COMMUNITIES, INC.

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Distributions

(Amounts in Thousands, Except Ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Pre-tax income (loss) from continuing operations before noncontrolling interests, gain on dispositions and distributions from affiliates	$10,109	$18,132	$4,344	$(2,485)	$(1,855)
Fixed charges (from below)	86,566	86,124	74,580	69,196	65,461
Distributions from equity investments	1,200	2,250	3,900	2,100	500
Less:
Capitalized interest	464	678	—	—	—
Preferred return to A-1 preferred OP units	2,654	2,598	2,329	1,222	—
Preferred return to A-3 preferred OP units	181	166	—	—	—
Preferred return to A-4 preferred OP units	100	—	—	—	—
Preferred stock distributions	6,133	6,056	1,026	—	—

Earnings	$88,343	$97,008	$79,469	$67,589	$64,106

Fixed charges
Interest (including amortization of deferred financing costs)	73,771	73,339	67,859	64,606	62,136
Interest on mandatorily redeemable debt	3,210	3,238	3,321	3,333	3,291
Interest capitalized	464	678	—	—	—
Estimate of interest within rental expense	53	49	45	35	34
Preferred return to A-1 preferred OP units	2,654	2,598	2,329	1,222	—
Preferred return to A-3 preferred OP units	181	166	—	—	—
Preferred return to A-4 preferred OP units	100	—	—	—	—
Preferred stock distributions	6,133	6,056	1,026	—	—

Fixed charges	$86,566	$86,124	$74,580	$69,196	$65,461

Ratio of earnings to combined fixed charges and preferred stock distributions	1.02	1.13	1.07	0.98	0.98

Additional earnings needed to achieve coverage ratio of 1:1	—	—	—	1,607	1,355